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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number: 000-27757

(CHECK ONE):
[ ] Form 10-K and Form 10-KSB   [ ] FORM 11-K  [ ] FORM 20-F
[X] FORM 10-Q and Form 10-QSB   [ ] Form N-SAR

         For Period Ended:  June 30, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

   Full name of registrant:                   CASE FINANCIAL, INC.

   Former name if applicable:                 ASIA WEB HOLDINGS, INC.

   Address of principal executive office:     16000 Ventura Boulevard, Suite 407

   City, State and Zip Code:                  Encino, California 91436

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                                     PART II
                            RULES 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b) The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed time period.

         In May, 2002, Registrant acquired certain assets and liabilities of another entity, Case Financial, Inc., a California corporation, in a transaction which is being accounted for as a reverse acquisition. Following the acquisition, Registrant has been engaged in the business of the acquired entity. In addition, Registrant changed its fiscal year following the acquisition. The difficulties of integrating the financial statements of the newly acquired business with the financial statements of Registrant, combined with the change in Registrant's fiscal year, have resulted in an inability to timely file the Form 10QSB for the quarterly period ended June 30, 2002 without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Steven D. Gershick                    (818) 728-9444

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] YES [ ] NO



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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the three month period ended June 30, 2002, Registrant acquired certain assets and liabilities and the business of Case Financial, Inc., a California corporation, in a transaction accounted for as a reverse acquisition. In connection with the transaction, Registrant incurred non-recurring compensation costs of $712,000.

                              CASE FINANCIAL, INC.

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002                  By: /s/ Steven Gershick
                                           ------------------------------
                                           Steven Gershick,
                                           Acting Chief Financial Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).